MONTHLY REPORT - FEBRUARY, 2011
                             Global Macro Trust

                        STATEMENT OF INCOME AND EXPENSE



                                                    This Month    Year to Date

Income:
   Gain (loss) on trading of futures, forward
      and option contracts:
      Realized gain (loss) on closed contracts    $  16,821,625     25,547,945
   Change in unrealized gain (loss) on open          10,180,716     (8,250,106)
         contracts

   Net gain (loss) from U.S. Treasury
      obligations:
      Realized gain (loss) from U.S. Treasury                 0              0
         obligations
      Change in unrealized gain (loss) from U.S.        (50,754)        10,604
         Treasury obligations

    Interest income                                     217,660        461,789

    Foreign exchange gain (loss) on margin              (75,460)       (49,457)
       deposits
                                                   ------------   ------------
Total: Income                                        27,093,787     17,720,775

Expenses:
   Brokerage commissions                              4,942,041      9,787,485

   Management fee                                        34,518         62,845

   20.0% New Trading Profit Share                        69,828         69,828

   Custody fees                                             459            698

   Administrative expense                               186,879        374,361
                                                   ------------   ------------
Total: Expenses                                       5,233,725     10,295,217

Net Income (Loss) - February, 2011                 $ 21,860,062      7,425,558

                  STATEMENT OF CHANGES IN NET ASSET VALUE

                                      Managing        Unit
                                       Owner         Holders          Total
Net Asset Value (678,778.862       $ 10,804,613     867,173,878    877,978,491
   units) at January 31, 2011
Addition of 5,182.363 units on                0       6,809,240      6,809,240
   February 1, 2011
Redemption of (4,745.268) units               0      (6,286,978)    (6,286,978)
   on February 28, 2011*
Net Income (Loss) - February, 2011      326,420      21,533,642     21,860,062
                                   -------------  -------------   ------------

Net Asset Value at February 28,
2011 (679,408.785 units inclusive
of 192.828 additional units) 	   $ 11,131,033     889,229,782    900,360,815
                 	           =============  =============  =============

		  GLOBAL MACRO TRUST FEBRUARY 2011 UPDATE

            February   Year to Date     Net Asset                    Net Asset
Series       ROR          ROR       Value per Unit      Units        Value
--------- ----------  ------------  --------------   -----------  -------------
Series 1       2.44%       0.76%      $   1,324.17    663,927.241  $ 879,149,660
Series 2       2.49%       1.19%      $   1,366.59         97.705  $     133,522
Series 3       2.50%       1.22%      $   1,369.36     14,874.547  $  20,368,667
Series 4       3.02%	   1.91%      $   1,392.06	  509.292  $     708,966


* Series 1 Units redeemed on or before the eleventh month-end following their sale may be charged a redemption fee of from 4% to 1.5% of Net Asset Value, depending on investment amount, length of ownership and type of account purchasing the units.


To the best of my knowledge and belief,
the information contained herein is
accurate and complete.

   /s/ Harvey Beker
   Harvey Beker, Co-chief Executive Officer
   Millburn Ridgefield Corporation
   Managing Owner
   Global Macro Trust




			   Millburn Ridgefield Corporation
				411 West Putnam Avenue
				Suite 305 Greenwich
			       Connecticut 06830-6233



				 March 8, 2011


Dear Investor:

The roiling violence in the Middle East and North Africa, most particularly in Libya, was the dominant influence on February's positive performance. The Middle Eastern regime change juggernaut moving to Libya represented the first time a significant oil exporter was threatened by the current unrest, producing fallout in the financial and commodity markets.

The most direct effect was a substantial boost in energy prices, and long energy futures positions were the Trust's most profitable portfolio sector. Precious metals continued to play a safe haven role in these times of instability (augmented by doubts about paper currencies), and long positions in silver and gold were profitable. The dollar, however, did not get its usual safe haven boost, possibly because the negative effects of high energy prices on the U.S. economy, massive budget deficits and the Fed's quantitative easing are undermining the U.S. currency's outlook. Long currency positions versus the dollar, particularly in the Canadian dollar, Indian rupee and Russian ruble were profitable. Global equity markets dipped on the Middle Eastern instability and rising energy prices, but with ample liquidity lubricating the system concerns were shaken off by month-end and long positions in Canadian, U.S., European, Japanese and South African stock index futures were profitable. These gains were partially offset by losses on long positions in Taiwan, Korea and Singapore index futures. Asian stock index futures declined as central banks in the region tightened monetary policy.

In other commodity markets, powerful bull markets in corn, cocoa, cotton and arabica and robusta coffee remained intact due to tight supplies caused by climate conditions and, in the case of cocoa, political chaos in African producing nations. However, other agricultural markets which had been powered by strong demand - the soybean complex, wheat and sugar, retreated and long positions were unprofitable. Overall, agricultural commodity trading approximately broke even. Long industrial metals positions generated a small gain despite the threat that high energy prices pose to economic growth.

Interest rates rose and interest rate futures sold off during the month on inflation concerns and the backlash to the Fed's quantitative easing, but by month-end the futures rallied back somewhat. Long positions in interest rate futures resulted in a small loss.

					Very truly yours,

					Millburn Ridgefield Corporation
					 Harvey Beker, co-Chairman
					 George E. Crapple, co-Chairman